SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 8, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Changes in Nokia Corporation's own shares

1 (1)

Nokia Corporation
Stock Exchange Release
8 October 2020 at 18:15 (CET +1)

Changes in Nokia Corporation's own shares

Espoo, Finland – A total of 436 240 Nokia shares (NOKIA) held by the company were today transferred without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the plans as announced on February 6, 2020.

The number of own shares held by Nokia Corporation following the transfer is 24 931 138.

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate